Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001 23 A Publicly Listed Company ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final Detailed Voting Map According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual and Extraordinary Stockholders’ Meeting held on April 28, 2020, at 11 a.m., of Itaú Unibanco Holding S.A., a Publicly Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344 902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 05.479.XXX/XXXX XX 84,100 11,173,765 Ap. Ap. Ap. No Rej. Rej. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Yes 42,050 42,050 Abs. Yes No Yes Ap. Ap. Ap. Rej. Ap. Ap. Ap. 05.479.XXX/XXXX XX 1,462,199 16,349,395 Ap. Ap. Ap. Yes Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 146,219 146,219 146,219 146,219 146,219 146,219 146,219 146,219 146,219 146,219 Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 05.839.XXX/XXXX XX 465,400 5,233,413 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. No No No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 05.839.XXX/XXXX XX 4,260,700 23,571,313 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.840.XXX/XXXX XX 414,109 4,059,008 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 05.986.XXX/XXXX XX 26,800 2,525,948 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 05.987.XXX/XXXX XX 131,100 1,216,190 Ap. Ap. Ap. Yes Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 13,110 13,110 13,110 13,110 13,110 13,110 13,110 13,110 13,110 13,110 Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 07.140.XXX/XXXX XX 3,795 27,144 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. No No No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 07.247.XXX/XXXX XX 74,017 685,468 Ap. Ap. Rej. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 6,165 6,165 6,165 6,165 6,165 6,165 6,165 6,165 6,165 6,165 6,165 6,165 Abs. Yes Abs. Yes Ap. Ap. Ap. Rej. Ap. Ap. Ap. 07.496.XXX/XXXX XX 1,476,359 13,245,417 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 08.857.XXX/XXXX XX 875,463 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Ap. Ap. Ap. Ap. Rej. Rej. 09.063.XXX/XXXX XX 317,000 2,938,375 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 09.294.XXX/XXXX XX 33,000 1,212,879 Ap. Ap. Rej. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 2,748 2,748 2,748 2,748 2,748 2,748 2,748 2,748 2,748 2,748 2,748 2,748 Abs. Yes Abs. Yes Ap. Ap. Ap. Rej. Ap. Ap. Ap. 09.470.XXX/XXXX XX 72,700 360,650 Ap. Ap. Ap. Yes Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 7,270 7,270 7,270 7,270 7,270 7,270 7,270 7,270 7,270 7,270 Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 10.798.XXX/XXXX XX 6,005 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Ap. Ap. Ap. Ap. Rej. Rej. 11.100.XXX/XXXX XX 529,605 0 Ap. Ap. Rej. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 44,116 44,116 44,116 44,116 44,116 44,116 44,116 44,116 44,116 44,116 44,116 44,116 Abs. Yes Ap. Ap. Rej. Ap. Ap. Ap. 11.324.XXX/XXXX XX 8,200 76,339 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 12.094.XXX/XXXX XX 124,800 1,144,273 Ap. Ap. Ap. Yes Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 12,480 12,480 12,480 12,480 12,480 12,480 12,480 12,480 12,480 12,480 Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 12.120.XXX/XXXX XX 19,900 183,336 Ap. Ap. Rej. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 1,657 1,657 1,657 1,657 1,657 1,657 1,657 1,657 1,657 1,657 1,657 1,657 Abs. Yes Abs. Yes Ap. Ap. Ap. Rej. Ap. Ap. Ap. 13.066.XXX/XXXX XX 1,110,293 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Abs. Abs. 14.541.XXX/XXXX XX 269,300 2,827,238 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 14.809.XXX/XXXX XX 2,090 22,450 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 17.718.XXX/XXXX XX 288,942 2,661,048 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap. Abs. Abs. 18.407.XXX/XXXX XX 139,300 4,949,463 Ap. Ap. Rej. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 11,603 11,603 11,603 11,603 11,603 11,603 11,603 11,603 11,603 11,603 11,603 11,603 Abs. Yes Abs. Yes Ap. Ap. Ap. Rej. Ap. Ap. Ap. 18.830.XXX/XXXX XX 25,900 247,623 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. No No No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 19.260.XXX/XXXX XX 741,832 381,610 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 21.273.XXX/XXXX XX 156,324 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Ap. Ap. Ap. Ap. Rej. Rej. 24.528.XXX/XXXX XX 14,800 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Ap. Ap. Ap. Ap. Rej. Rej. 25.454.XXX/XXXX XX 316,600 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Ap. Ap. Ap. Ap. Rej. Rej. 26.311.XXX/XXXX XX 8,700 40,550 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 27.277.XXX/XXXX XX 4,352 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Ap. Ap. Ap. Ap. Rej. Rej. 28.360.XXX/XXXX XX 228 2,099 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes No No Ap. Ap. Ap. Ap. Ap. Rej. Rej. 28.990.XXX/XXXX XX 205,900 1,874,400 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 29.322.XXX/XXXX XX 4,391,092 42,786,623 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 31.240.XXX/XXXX XX 23,000 240,378 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 31.577.XXX/XXXX XX 1,900 17,900 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 32.329.XXX/XXXX XX 96,773 2,105,375 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 97.539.XXX/XXXX XX 23,000 208,294 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap. Rej. Rej. 97.540.XXX/XXXX XX 2,129,895 79,504,489 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 03.707.XXX/XXXX XX 410,000 460,000 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes No Abs. No Abs. Ap. Ap. Rej. Ap. Rej. Ap. Ap. 04.676.XXX/XXXX XX 2,564,084,404 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes Abs. Abs. Ap. Ap. Ap. Ap. Ap. Ap. 61.532.XXX/XXXX XX 1,943,906,577 169,323 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. 59.573.XXX/XXXX XX 12,266,374 1,503,043 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 1,023,015 1,023,015 1,023,015 1,023,015 1,021,788 1,021,788 1,021,788 1,021,788 1,021,788 1,021,788 1,021,788 1,021,788 Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. 52.041.XXX/XXXX XX 14,312,819 8,033,716 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 1,193,689 1,193,689 1,193,689 1,193,689 1,192,257 1,192,257 1,192,257 1,192,257 1,192,257 1,192,257 1,192,257 1,192,257 Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX XX 8,863,879 10,254 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 739,247 739,247 739,247 739,247 738,361 738,361 738,361 738,361 738,361 738,361 738,361 738,361 Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. 856.06X.XXX XX 227,000 0 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.311.XXX/XXXX XX 294,489 2,705,515 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 14.494.XXX/XXXX XX 8,292 74,050 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 27.866.XXX/XXXX XX 5,523 146,682 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 97.539.XXX/XXXX XX 25,146 9,853,631 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. Rej. Rej. 08.973.XXX/XXXX XX 179,753 2,146,448 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. 05.775.XXX/XXXX XX 2,400 31,456 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. 11.052.XXX/XXXX XX 120,700 91,300 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. 10.418.XXX/XXXX XX 160,739 1,899,868 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. 05.838.XXX/XXXX XX 0 200 Yes Yes Ap. 05.838.XXX/XXXX XX 0 23,375,652 Yes Yes Ap. 05.838.XXX/XXXX XX 0 109,030 Yes Yes Ap. 05.838.XXX/XXXX XX 0 528,145 Yes Yes Ap. 05.839.XXX/XXXX XX 0 172,181 Yes Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 05.839.XXX/XXXX XX 0 664,900 Yes Yes Ap. 05.839.XXX/XXXX XX 0 340,528 Yes Yes Ap. 05.839.XXX/XXXX XX 0 124,732 Yes Yes Ap. 05.839.XXX/XXXX XX 0 827,223 Yes Yes Ap. 05.840.XXX/XXXX XX 0 372,793 Yes Yes Ap. 05.840.XXX/XXXX XX 0 5,256,048 Yes Yes Ap. 05.840.XXX/XXXX XX 0 15,568,141 Yes Yes Ap. 05.840.XXX/XXXX XX 0 8,157,739 Yes Yes Ap. 05.985.XXX/XXXX XX 0 2,915,122 Yes Yes Ap. 05.986.XXX/XXXX XX 0 910,493 Yes Yes Ap. 05.987.XXX/XXXX XX 0 42,950 Yes Yes Ap. 05.987.XXX/XXXX XX 0 997,172 Yes Yes Ap. 05.987.XXX/XXXX XX 0 154,555 Yes Yes Ap. 05.987.XXX/XXXX XX 0 3,000 Yes Yes Ap. 05.987.XXX/XXXX XX 0 10,600 Yes Yes Ap. 05.987.XXX/XXXX XX 0 967,860 Yes Yes Ap. 05.987.XXX/XXXX XX 0 1,074,200 Yes Yes Ap. 06.105.XXX/XXXX XX 0 776,378 Yes Yes Ap. 06.239.XXX/XXXX XX 0 898,137 Yes Yes Ap. 06.541.XXX/XXXX XX 0 1,107,231 Yes Yes Ap. 06.943.XXX/XXXX XX 0 5,899 Yes Yes Ap. 06.943.XXX/XXXX XX 0 7,969 Yes Yes Ap. 06.943.XXX/XXXX XX 0 349,169 Yes Yes Ap. 06.943.XXX/XXXX XX 0 572,754 Yes Yes Ap. 07.104.XXX/XXXX XX 0 535,500 Yes Yes Ap. 07.104.XXX/XXXX XX 0 341,089 Yes Yes Ap. 07.140.XXX/XXXX XX 0 1,701,950 Yes Yes Ap. 07.140.XXX/XXXX XX 0 50,000 Yes Yes Abs. 07.141.XXX/XXXX XX 0 12,160 Yes Yes Abs. 07.141.XXX/XXXX XX 0 345,900 Yes Yes Ap. 07.141.XXX/XXXX XX 0 17,153 Yes Yes Ap. 07.191.XXX/XXXX XX 0 2,105,533 Yes Yes Abs. 07.208.XXX/XXXX XX 0 297,124 Yes Yes Ap. 07.237.XXX/XXXX XX 0 604,659 Yes Yes Ap. 07.237.XXX/XXXX XX 0 241,770 Yes Yes Ap. 07.237.XXX/XXXX XX 0 42,233 Yes Yes Ap. 07.247.XXX/XXXX XX 0 106,140 Yes Yes Ap. 07.418.XXX/XXXX XX 0 105,435 Yes Yes Abs. 07.418.XXX/XXXX XX 0 8,030,721 Yes Yes Abs. 07.506.XXX/XXXX XX 0 6,157,224 Yes Yes Ap. 07.516.XXX/XXXX XX 0 1,651,504 Yes Yes Ap. 07.516.XXX/XXXX XX 0 1,289,659 Yes Yes Ap. 07.516.XXX/XXXX XX 0 220,641 Yes Yes Ap. 07.516.XXX/XXXX XX 0 602,461 Yes Yes Ap. 07.518.XXX/XXXX XX 0 1,128,510 Yes Yes Ap. 07.536.XXX/XXXX XX 0 8,472,371 Yes Yes Ap. 07.622.XXX/XXXX XX 0 15,261,805 Yes Yes Ap. 07.647.XXX/XXXX XX 0 17,205 Yes Yes Ap. 07.647.XXX/XXXX XX 0 262,590 Yes Yes Abs. 07.724.XXX/XXXX XX 0 1,506,285 Yes Yes Ap. 07.756.XXX/XXXX XX 0 59,700 Yes Yes Ap. 07.760.XXX/XXXX XX 0 46,466 Yes Yes Ap. 07.768.XXX/XXXX XX 0 141,793 Yes Yes Ap. 07.820.XXX/XXXX XX 0 26,943 Yes Yes Ap. 07.846.XXX/XXXX XX 0 222,789 Yes Yes Ap. 07.889.XXX/XXXX XX 0 135,735 Yes Yes Ap. 07.908.XXX/XXXX XX 0 232,670 Yes Yes Ap. 07.940.XXX/XXXX XX 0 1,480,439 Yes Yes Abs. 07.990.XXX/XXXX XX 0 945,915 Yes Yes Ap. 08.075.XXX/XXXX XX 0 181,920 Yes Yes Ap. 08.268.XXX/XXXX XX 0 29,112 Yes Yes Abs. 08.278.XXX/XXXX XX 0 186,978 Yes Yes Ap. 08.295.XXX/XXXX XX 0 101,117,047 Yes Yes Ap. 08.336.XXX/XXXX XX 0 1,561,518 Yes Yes Ap. 08.360.XXX/XXXX XX 0 295,076 Yes Yes Ap. 08.360.XXX/XXXX XX 0 564,095 Yes Yes Ap. 08.410.XXX/XXXX XX 0 78,258 Yes Yes Ap. 08.428.XXX/XXXX XX 0 105,720 Yes Yes Ap. 08.542.XXX/XXXX XX 0 18,600 Yes Yes Ap. 08.561.XXX/XXXX XX 0 2,047,000 Yes Yes Ap. 08.621.XXX/XXXX XX 0 1,500 Yes Yes Ap. 08.621.XXX/XXXX XX 0 639,055 Yes Yes Ap. 08.625.XXX/XXXX XX 0 1,190,459 Yes Yes Ap. 08.640.XXX/XXXX XX 0 40,898 Yes Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 08.765.XXX/XXXX XX 0 89,765,545 Yes Yes Ap. 08.788.XXX/XXXX XX 0 121,750 Yes Yes Ap. 08.863.XXX/XXXX XX 0 67,387 Yes Yes Ap. 09.001.XXX/XXXX XX 0 1,507,400 Yes Yes Ap. 09.073.XXX/XXXX XX 0 5,075,099 Yes Yes Abs. 09.089.XXX/XXXX XX 0 2,197,652 Yes Yes Ap. 09.089.XXX/XXXX XX 0 240,056 Yes Yes Ap. 09.170.XXX/XXXX XX 0 1,411,430 Yes Yes Ap. 09.330.XXX/XXXX XX 0 194,083 Yes Yes Ap. 09.336.XXX/XXXX XX 0 210,000 Yes Yes Ap. 09.336.XXX/XXXX XX 0 79,700 Yes Yes Ap. 09.343.XXX/XXXX XX 0 255,400 Yes Yes Ap. 09.559.XXX/XXXX XX 0 1,274,127 Yes Yes Ap. 09.567.XXX/XXXX XX 0 192,414 Yes Yes Ap. 09.593.XXX/XXXX XX 0 155,564 Yes Yes Ap. 09.593.XXX/XXXX XX 0 4,130,487 Yes Yes Ap. 09.620.XXX/XXXX XX 0 522,394 Yes Yes Ap. 09.627.XXX/XXXX XX 0 145,138 Yes Yes Abs. 10.205.XXX/XXXX XX 0 10,918 Yes Yes Ap. 10.374.XXX/XXXX XX 0 709,529 Yes Yes Ap. 10.374.XXX/XXXX XX 0 872,515 Yes Yes Ap. 10.378.XXX/XXXX XX 0 1,309,323 Yes Yes Ap. 10.400.XXX/XXXX XX 0 1,720,000 Yes Yes Ap. 10.419.XXX/XXXX XX 0 297,847 Yes Yes Ap. 10.569.XXX/XXXX XX 0 538,600 Yes Yes Ap. 10.596.XXX/XXXX XX 0 8,852 Yes Yes Ap. 10.688.XXX/XXXX XX 0 43,519 Yes Yes Ap. 10.700.XXX/XXXX XX 0 11,197 Yes Yes Ap. 10.700.XXX/XXXX XX 0 2,435,668 Yes Yes Ap. 10.792.XXX/XXXX XX 0 54,340 Yes Yes Ap. 10.935.XXX/XXXX XX 0 451,319 Yes Yes Ap. 11.030.XXX/XXXX XX 0 2,277,061 Yes Yes Ap. 11.116.XXX/XXXX XX 0 1,134,489 Yes Yes Ap. 11.184.XXX/XXXX XX 0 19,281,879 Yes Yes Ap. 11.306.XXX/XXXX XX 0 729,815 Yes Yes Ap. 11.350.XXX/XXXX XX 0 26,136 Yes Yes Ap. 11.357.XXX/XXXX XX 0 672,035 Yes Yes Abs. 11.386.XXX/XXXX XX 0 139,304 Yes Yes Ap. 11.729.XXX/XXXX XX 0 153,564 Yes Yes Ap. 11.741.XXX/XXXX XX 0 155,900 Yes Yes Ap. 11.748.XXX/XXXX XX 0 4,077,500 Yes Yes Ap. 11.841.XXX/XXXX XX 0 1,094,715 Yes Yes Ap. 11.906.XXX/XXXX XX 0 505,147 Yes Yes Abs. 12.023.XXX/XXXX XX 0 33,963 Yes Yes Ap. 12.094.XXX/XXXX XX 0 13,200 Yes Yes Ap. 12.133.XXX/XXXX XX 0 442,800 Yes Yes Ap. 12.151.XXX/XXXX XX 0 11,223 Yes Yes Ap. 12.219.XXX/XXXX XX 0 2,649,463 Yes Yes Abs. 12.318.XXX/XXXX XX 0 571,750 Yes Yes Ap. 12.436.XXX/XXXX XX 0 82,688 Yes Yes Ap. 12.525.XXX/XXXX XX 0 184,222 Yes Yes Ap. 13.168.XXX/XXXX XX 0 98,332 Yes Yes Ap. 13.429.XXX/XXXX XX 0 82,569 Yes Yes Ap. 13.593.XXX/XXXX XX 0 108,115 Yes Yes Ap. 13.709.XXX/XXXX XX 0 908,624 Yes Yes Ap. 13.725.XXX/XXXX XX 0 245,803 Yes Yes Ap. 13.782.XXX/XXXX XX 0 22,275 Yes Yes Ap. 13.796.XXX/XXXX XX 0 477,650 Yes Yes Ap. 13.834.XXX/XXXX XX 0 827,195 Yes Yes Ap. 13.834.XXX/XXXX XX 0 1,077,058 Yes Yes Ap. 13.973.XXX/XXXX XX 0 399,227 Yes Yes Ap. 13.981.XXX/XXXX XX 0 152,908 Yes Yes Ap. 13.981.XXX/XXXX XX 0 841,966 Yes Yes Ap. 14.012.XXX/XXXX XX 0 2,580,831 Yes Yes Ap. 14.027.XXX/XXXX XX 0 1,252,521 Yes Yes Ap. 14.067.XXX/XXXX XX 0 300 Yes Yes Ap. 14.204.XXX/XXXX XX 0 117,913 Yes Yes Ap. 14.339.XXX/XXXX XX 0 1,702,885 Yes Yes Ap. 14.366.XXX/XXXX XX 0 205,133 Yes Yes Ap. 14.541.XXX/XXXX XX 0 477,925 Yes Yes Ap. 14.549.XXX/XXXX XX 0 204,185 Yes Yes Ap. 14.693.XXX/XXXX XX 0 550,500 Yes Yes Ap. 14.819.XXX/XXXX XX 0 1,018,889 Yes Yes Ap. 14.963.XXX/XXXX XX 0 50,000 Yes Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 14.988.XXX/XXXX XX 0 1,416,601 Yes Yes Ap. 15.078.XXX/XXXX XX 0 67,211 Yes Yes Ap. 15.085.XXX/XXXX XX 0 167,598 Yes Abs. Ap. 15.189.XXX/XXXX XX 0 637,283 Yes Yes Ap. 15.231.XXX/XXXX XX 0 14,200 Yes Yes Ap. 15.231.XXX/XXXX XX 0 11,686 Yes Yes Ap. 15.265.XXX/XXXX XX 0 12,600 Yes Yes Ap. 15.272.XXX/XXXX XX 0 486,867 Yes Yes Ap. 15.305.XXX/XXXX XX 0 22,398 Yes Yes Ap. 15.305.XXX/XXXX XX 0 241,575 Yes Yes Ap. 15.305.XXX/XXXX XX 0 16,303 Yes Yes Ap. 15.493.XXX/XXXX XX 0 23,355 Yes Yes Ap. 15.568.XXX/XXXX XX 0 478,674 Yes Yes Ap. 15.594.XXX/XXXX XX 0 1,039,094 Yes Yes Ap. 15.628.XXX/XXXX XX 0 31,800 Yes Yes Ap. 15.819.XXX/XXXX XX 0 74,900 Yes Yes Ap. 16.573.XXX/XXXX XX 0 11,203 Yes Yes Ap. 16.816.XXX/XXXX XX 0 281,600 Yes Yes Ap. 16.816.XXX/XXXX XX 0 4,606,436 Yes Yes Ap. 16.839.XXX/XXXX XX 0 120,000 Yes Yes Ap. 16.878.XXX/XXXX XX 0 104,400 Yes Yes Abs. 16.947.XXX/XXXX XX 0 653,000 Yes Yes Ap. 16.947.XXX/XXXX XX 0 2,531,000 Yes Yes Ap. 16.947.XXX/XXXX XX 0 38,761,682 Yes Yes Ap. 16.947.XXX/XXXX XX 0 3,898,990 Yes Yes Ap. 17.021.XXX/XXXX XX 0 369,680 Yes Yes Ap. 17.161.XXX/XXXX XX 0 313,736 Yes Yes Ap. 17.181.XXX/XXXX XX 0 70,675 Yes Yes Ap. 17.209.XXX/XXXX XX 0 16,000 Yes Yes Ap. 17.647.XXX/XXXX XX 0 42,017 Yes Yes Ap. 17.858.XXX/XXXX XX 0 580,497 Yes Yes Ap. 17.934.XXX/XXXX XX 0 649,143 Yes Yes Ap. 18.030.XXX/XXXX XX 0 109,536 Yes Yes Ap. 18.149.XXX/XXXX XX 0 198,246 Yes Yes Ap. 18.158.XXX/XXXX XX 0 3,385,272 Yes Yes Ap. 18.214.XXX/XXXX XX 0 154,263 Yes Yes Ap. 18.270.XXX/XXXX XX 0 83,692 Yes Yes Ap. 18.279.XXX/XXXX XX 0 77,653 Yes Yes Ap. 18.497.XXX/XXXX XX 0 20,857 Yes Yes Ap. 18.497.XXX/XXXX XX 0 28,086 Yes Yes Ap. 18.550.XXX/XXXX XX 0 31,700 Yes Yes Ap. 18.689.XXX/XXXX XX 0 281,890 Yes Yes Ap. 18.924.XXX/XXXX XX 0 89,010 Yes Yes Ap. 19.184.XXX/XXXX XX 0 123,828 Yes Yes Ap. 19.410.XXX/XXXX XX 0 14,863 Yes Yes Ap. 19.449.XXX/XXXX XX 0 24,503 Yes Yes Ap. 19.530.XXX/XXXX XX 0 2,880,864 Yes Yes Ap. 19.573.XXX/XXXX XX 0 140,590 Yes Yes Ap. 19.754.XXX/XXXX XX 0 1,985,056 Yes Yes Ap. 19.808.XXX/XXXX XX 0 437,254 Yes Yes Ap. 19.822.XXX/XXXX XX 0 2,849,730 Yes Yes Ap. 19.874.XXX/XXXX XX 0 689,107 Yes Yes Abs. 19.874.XXX/XXXX XX 0 427,264 Yes Yes Abs. 19.947.XXX/XXXX XX 0 70,720 Yes Yes Ap. 19.974.XXX/XXXX XX 0 11,241 Yes Yes Ap. 20.196.XXX/XXXX XX 0 9,515,534 Yes Yes Ap. 20.270.XXX/XXXX XX 0 5,329,934 Yes Yes Ap. 20.397.XXX/XXXX XX 0 370,242 Yes Yes Ap. 20.447.XXX/XXXX XX 0 36,205 Yes Yes Ap. 20.457.XXX/XXXX XX 0 500 Yes Yes Ap. 20.544.XXX/XXXX XX 0 396 Yes Yes Ap. 20.544.XXX/XXXX XX 0 137,600 Yes Yes Ap. 20.849.XXX/XXXX XX 0 17,711 Yes Yes Ap. 21.242.XXX/XXXX XX 0 85,608 Yes Yes Ap. 21.325.XXX/XXXX XX 0 12,246 Yes Yes Ap. 21.469.XXX/XXXX XX 0 73,854 Yes Yes Ap. 21.542.XXX/XXXX XX 0 25,128 Yes Yes Ap. 21.561.XXX/XXXX XX 0 89,243 Yes Yes Ap. 21.703.XXX/XXXX XX 0 12,118 Yes Yes Ap. 21.760.XXX/XXXX XX 0 42,356 Yes Yes Ap. 21.826.XXX/XXXX XX 0 91,763 Yes Yes Ap. 21.962.XXX/XXXX XX 0 1,055,865 Yes Yes Ap. 22.011.XXX/XXXX XX 0 330,000 Yes Yes Ap. 22.166.XXX/XXXX XX 0 254,035 Yes Yes Ap. 22.321.XXX/XXXX XX 0 1,726,638 Yes Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 22.360.XXX/XXXX XX 0 235,987 Yes Yes Ap. 22.403.XXX/XXXX XX 0 605,889 Yes Yes Ap. 22.420.XXX/XXXX XX 0 89,485 Yes Yes Ap. 22.630.XXX/XXXX XX 0 96,175 Yes Yes Ap. 22.630.XXX/XXXX XX 0 465,437 Yes Yes Ap. 22.630.XXX/XXXX XX 0 34,005 Yes Yes Ap. 22.935.XXX/XXXX XX 0 28,960 Yes Yes Ap. 22.954.XXX/XXXX XX 0 40,931 Yes Yes Ap. 23.041.XXX/XXXX XX 0 84,718 Yes Yes Ap. 23.127.XXX/XXXX XX 0 231,650 Yes Yes Ap. 23.487.XXX/XXXX XX 0 170,200 Yes Yes Ap. 23.525.XXX/XXXX XX 0 349,950 Yes Yes Ap. 23.572.XXX/XXXX XX 0 125,000 Yes Yes Ap. 23.590.XXX/XXXX XX 0 65,761 Yes Yes Ap. 23.794.XXX/XXXX XX 0 2,320,416 Yes Yes Abs. 23.794.XXX/XXXX XX 0 279,680 Yes Yes Ap. 23.874.XXX/XXXX XX 0 3,381,671 Yes Yes Ap. 23.952.XXX/XXXX XX 0 54,728 Yes Yes Ap. 23.952.XXX/XXXX XX 0 27,800 Yes Yes Ap. 24.158.XXX/XXXX XX 0 56,246 Yes Yes Ap. 24.548.XXX/XXXX XX 0 4,975 Yes Yes Ap. 24.676.XXX/XXXX XX 0 2,196,110 Yes Yes Ap. 24.728.XXX/XXXX XX 0 33,300 Yes Yes Ap. 24.728.XXX/XXXX XX 0 56,000 Yes Yes Ap. 24.728.XXX/XXXX XX 0 3,800 Yes Yes Ap. 24.779.XXX/XXXX XX 0 808,260 Yes Yes Ap. 24.849.XXX/XXXX XX 0 823,358 Yes Yes Ap. 24.935.XXX/XXXX XX 0 415,283 Yes Yes Ap. 24.945.XXX/XXXX XX 0 436,280 Yes Yes Ap. 25.138.XXX/XXXX XX 0 90,300 Yes Yes Ap. 25.138.XXX/XXXX XX 0 341,200 Yes Yes Ap. 25.220.XXX/XXXX XX 0 15,300 Yes Yes Ap. 25.715.XXX/XXXX XX 0 159,237 Yes Yes Ap. 26.160.XXX/XXXX XX 0 615,650 Yes Yes Ap. 26.191.XXX/XXXX XX 0 14,400 Yes Yes Ap. 26.366.XXX/XXXX XX 0 219,267 Yes Yes Ap. 26.431.XXX/XXXX XX 0 2,835,942 Yes Yes Ap. 26.547.XXX/XXXX XX 0 54,200 Yes Yes Ap. 26.565.XXX/XXXX XX 0 300,400 Yes Yes Ap. 26.646.XXX/XXXX XX 0 8,358 Yes Yes Ap. 26.755.XXX/XXXX XX 0 237,821 Yes Yes Ap. 27.074.XXX/XXXX XX 0 27,393 Yes Yes Ap. 27.084.XXX/XXXX XX 0 16,950 Yes Yes Ap. 27.084.XXX/XXXX XX 0 102,550 Yes Yes Ap. 27.463.XXX/XXXX XX 0 44,150 Yes Yes Ap. 27.532.XXX/XXXX XX 0 1,887 Yes Yes Ap. 27.545.XXX/XXXX XX 0 30,246 Yes Yes Ap. 27.648.XXX/XXXX XX 0 4,150 Yes Yes Ap. 27.680.XXX/XXXX XX 0 161,250 Yes Yes Ap. 27.703.XXX/XXXX XX 0 258,070 Yes Yes Ap. 27.703.XXX/XXXX XX 0 555,830 Yes Yes Ap. 27.714.XXX/XXXX XX 0 48,800 Yes Yes Ap. 27.778.XXX/XXXX XX 0 1,100 Yes Yes Ap. 27.778.XXX/XXXX XX 0 450 Yes Yes Ap. 27.778.XXX/XXXX XX 0 278,450 Yes Yes Ap. 27.844.XXX/XXXX XX 0 12,465 Yes Yes Ap. 27.866.XXX/XXXX XX 0 1,223,900 Yes Yes Ap. 27.866.XXX/XXXX XX 0 607,273 Yes Yes Ap. 27.866.XXX/XXXX XX 0 104,515 Yes Yes Ap. 27.866.XXX/XXXX XX 0 132,088 Yes Yes Ap. 27.866.XXX/XXXX XX 0 1,763,804 Yes Yes Ap. 27.866.XXX/XXXX XX 0 829,771 Yes Yes Ap. 27.866.XXX/XXXX XX 0 293,517 Yes Yes Ap. 27.866.XXX/XXXX XX 0 12,841,410 Yes Yes Ap. 27.866.XXX/XXXX XX 0 488,530 Yes Yes Ap. 27.866.XXX/XXXX XX 0 8,861,512 Yes Yes Ap. 27.866.XXX/XXXX XX 0 2,058,601 Yes Yes Ap. 27.866.XXX/XXXX XX 0 1,293,072 Yes Yes Ap. 27.866.XXX/XXXX XX 0 98,974 Yes Yes Ap. 27.866.XXX/XXXX XX 0 36,495 Yes Yes Ap. 27.866.XXX/XXXX XX 0 82,403 Yes Yes Ap. 27.866.XXX/XXXX XX 0 159,747 Yes Yes Ap. 27.866.XXX/XXXX XX 0 12,744 Yes Yes Ap. 28.038.XXX/XXXX XX 0 93,660 Yes Yes Ap. 28.072.XXX/XXXX XX 0 276,053 Yes Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 28.148.XXX/XXXX XX 0 1,002,535 Yes Yes Ap. 28.734.XXX/XXXX XX 0 116,650 Yes Yes Ap. 28.896.XXX/XXXX XX 0 18,000 Yes Yes Ap. 28.979.XXX/XXXX XX 0 28,500 Yes Yes Ap. 28.979.XXX/XXXX XX 0 18,800 Yes Yes Ap. 28.979.XXX/XXXX XX 0 283,860 Yes Yes Ap. 29.054.XXX/XXXX XX 0 404,100 Yes Yes Abs. 29.183.XXX/XXXX XX 0 42,300 Yes Yes Ap. 29.264.XXX/XXXX XX 0 8,441 Yes Yes Ap. 29.264.XXX/XXXX XX 0 45,400 Yes Yes Ap. 29.273.XXX/XXXX XX 0 80,045 Yes Yes Ap. 29.441.XXX/XXXX XX 0 952,050 Yes Yes Ap. 29.485.XXX/XXXX XX 0 250,657 Yes Yes Ap. 29.571.XXX/XXXX XX 0 55,200 Yes Yes Ap. 29.951.XXX/XXXX XX 0 49,132 Yes Yes Ap. 30.066.XXX/XXXX XX 0 29,400 Yes Yes Ap. 30.254.XXX/XXXX XX 0 32,350 Yes Yes Ap. 30.254.XXX/XXXX XX 0 228,138 Yes Yes Ap. 30.291.XXX/XXXX XX 0 47,400 Yes Yes Ap. 30.515.XXX/XXXX XX 0 62,050 Yes Yes Ap. 30.769.XXX/XXXX XX 0 307,806 Yes Yes Ap. 30.855.XXX/XXXX XX 0 291,356 Yes Yes Ap. 30.918.XXX/XXXX XX 0 121,152 Yes Yes Ap. 30.918.XXX/XXXX XX 0 885,297 Yes Yes Ap. 31.050.XXX/XXXX XX 0 314,450 Yes Yes Ap. 31.362.XXX/XXXX XX 0 96,600 Yes Yes Ap. 31.502.XXX/XXXX XX 0 3,243,723 Yes Yes Ap. 31.577.XXX/XXXX XX 0 11,000 Yes Yes Ap. 31.591.XXX/XXXX XX 0 3,538 Yes Yes Ap. 31.814.XXX/XXXX XX 0 3,397,112 Yes Yes Ap. 31.829.XXX/XXXX XX 0 1,164,000 Yes Yes Ap. 31.978.XXX/XXXX XX 0 12,356 Yes Yes Ap. 31.978.XXX/XXXX XX 0 3,309,283 Yes Yes Ap. 32.106.XXX/XXXX XX 8,500 53,424 Yes Yes Ap. 32.131.XXX/XXXX XX 0 2,000 Yes Yes Ap. 32.642.XXX/XXXX XX 0 5,700 Yes Yes Ap. 32.776.XXX/XXXX XX 0 8,972 Yes Yes Ap. 32.974.XXX/XXXX XX 0 881,845 Yes Yes Ap. 33.080.XXX/XXXX XX 0 38,423 Yes Yes Ap. 33.121.XXX/XXXX XX 0 14,512 Yes Yes Ap. 33.166.XXX/XXXX XX 0 60,000 Yes Yes Ap. 33.606.XXX/XXXX XX 0 1,500 Yes Yes Ap. 33.783.XXX/XXXX XX 0 95,900 Yes Yes Ap. 33.829.XXX/XXXX XX 0 74,800 Yes Yes Ap. 33.913.XXX/XXXX XX 0 1,600 Yes Yes Ap. 33.913.XXX/XXXX XX 0 3,300 Yes Yes Abs. 33.968.XXX/XXXX XX 0 196,100 Yes Yes Ap. 34.286.XXX/XXXX XX 0 131,300 Yes Yes Abs. 34.386.XXX/XXXX XX 0 3,000 Yes Yes Ap. 34.401.XXX/XXXX XX 0 9,200 Yes Yes Ap. 34.401.XXX/XXXX XX 0 46,300 Yes Yes Ap. 34.401.XXX/XXXX XX 0 77,700 Yes Yes Ap. 34.401.XXX/XXXX XX 0 10,015 Yes Yes Ap. 34.541.XXX/XXXX XX 0 42,000 Yes Yes Ap. 34.825.XXX/XXXX XX 0 615 Yes Yes Ap. 35.036.XXX/XXXX XX 0 23,600 Yes Yes Ap. 35.036.XXX/XXXX XX 0 42,200 Yes Yes Ap. 35.075.XXX/XXXX XX 0 3,561 Yes Yes Ap. 35.087.XXX/XXXX XX 0 10,000 Yes Yes Ap. 35.768.XXX/XXXX XX 0 1,211,700 Yes Yes Ap. 97.538.XXX/XXXX XX 0 205,005 Yes Yes Ap. 97.538.XXX/XXXX XX 0 3,535,132 Yes Yes Ap. 97.538.XXX/XXXX XX 0 81,499 Yes Yes Ap. 97.539.XXX/XXXX XX 0 638,102 Yes Yes Ap. 97.539.XXX/XXXX XX 0 82,113 Yes Yes Ap. 97.539.XXX/XXXX XX 0 3,337,383 Yes Yes Ap. 97.539.XXX/XXXX XX 0 327,579 Yes Yes Ap. 97.539.XXX/XXXX XX 0 1,602,085 Yes Yes Ap. 97.539.XXX/XXXX XX 0 949,600 Yes Yes Ap. 97.539.XXX/XXXX XX 0 727,300 Yes Yes Ap. 97.539.XXX/XXXX XX 0 511,352 Yes Yes Ap. 97.539.XXX/XXXX XX 0 1,125,063 Yes Yes Ap. 97.539.XXX/XXXX XX 0 3,536,619 Yes Yes Ap. 97.539.XXX/XXXX XX 0 20,000,660 Yes Yes Ap. 97.539.XXX/XXXX XX 0 4,411,186 Yes Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 97.539.XXX/XXXX XX 0 16,914,710 Yes Yes Ap. 97.539.XXX/XXXX XX 0 1,597,262 Yes Yes Ap. 97.539.XXX/XXXX XX 0 4,284,280 Yes Yes Ap. 97.539.XXX/XXXX XX 0 93,948 Yes Yes Ap. 97.539.XXX/XXXX XX 0 1,448,672 Yes Yes Ap. 97.539.XXX/XXXX XX 0 633,623 Yes Yes Ap. 97.539.XXX/XXXX XX 0 8,910,240 Yes Yes Ap. 97.539.XXX/XXXX XX 0 1,191,195 Yes Yes Ap. 97.539.XXX/XXXX XX 0 1,151 Yes Yes Ap. 97.539.XXX/XXXX XX 0 38,477 Yes Yes Ap. 97.539.XXX/XXXX XX 0 32,169 Yes Yes Ap. 97.540.XXX/XXXX XX 0 249,716 Yes Yes Ap. 97.540.XXX/XXXX XX 0 5,037,789 Yes Yes Ap. 97.540.XXX/XXXX XX 0 463,612 Yes Yes Ap. 97.540.XXX/XXXX XX 0 527,242 Yes Yes Ap. 97.540.XXX/XXXX XX 0 241,025 Yes Yes Abs. 97.540.XXX/XXXX XX 0 14,996,319 Yes Yes Ap. 97.540.XXX/XXXX XX 0 379,661 Yes Yes Ap. 97.540.XXX/XXXX XX 0 43,951 Yes Yes Ap. 97.540.XXX/XXXX XX 0 49,312,018 Yes Yes Ap. 97.540.XXX/XXXX XX 0 10,205,852 Yes Yes Ap. 97.540.XXX/XXXX XX 0 7,212,943 Yes Yes Ap. 97.540.XXX/XXXX XX 0 8,118,334 Yes Yes Ap. 97.540.XXX/XXXX XX 0 2,368,557 Yes Yes Ap. 97.540.XXX/XXXX XX 0 27,727,118 Yes Yes Ap. 97.540.XXX/XXXX XX 0 61,700 Yes Yes Ap. 97.540.XXX/XXXX XX 0 5,327,346 Yes Yes Ap. 97.540.XXX/XXXX XX 0 1,307,216 Yes Yes Ap. 97.540.XXX/XXXX XX 0 56,677 Yes Yes Ap. 97.540.XXX/XXXX XX 0 9,356,452 Yes Yes Rej. 97.540.XXX/XXXX XX 0 695,102 Yes Yes Ap. 29.925.XXX/XXXX XX 0 2,789,327 Yes Yes Ap. 32.081.XXX/XXXX XX 0 66,400 Yes Yes Ap. 29.925.XXX/XXXX XX 0 1,118,073 Yes Yes Ap. 29.925.XXX/XXXX XX 0 427,000 Yes Yes Ap. 29.925.XXX/XXXX XX 0 195,842 Yes Yes Ap. 29.926.XXX/XXXX XX 0 1,502,336 Yes Yes Ap. 29.203.XXX/XXXX XX 0 33,600 Yes Yes Ap. 11.423.XXX/XXXX XX 0 98,088 Yes Yes Ap. 19.754.XXX/XXXX XX 0 495 Yes Yes Ap. 31.640.XXX/XXXX XX 0 565,181 Yes Yes Ap. 21.233.XXX/XXXX XX 0 77,551 Yes Yes Ap. 11.324.XXX/XXXX XX 0 9,072 No No Ap. 10.263.XXX/XXXX XX 0 127,449 No Yes Ap. 10.519.XXX/XXXX XX 0 139,249 No No Ap. 15.341.XXX/XXXX XX 0 187,000 No No Ap. 10.975.XXX/XXXX XX 0 414,917 No No Ap. 11.026.XXX/XXXX XX 0 851,200 No No Ap. 12.068.XXX/XXXX XX 0 2,525,953 No Yes Ap. 13.022.XXX/XXXX XX 0 34,177 No No Ap. 16.653.XXX/XXXX XX 0 99,200 No No Ap. 10.643.XXX/XXXX XX 0 165,797 No No Ap. 10.780.XXX/XXXX XX 0 464,900 No No Ap. 12.068.XXX/XXXX XX 0 3,770,200 No Yes Ap. 13.362.XXX/XXXX XX 0 485,466 No No Ap. 19.168.XXX/XXXX XX 0 692,200 No No Ap. 19.236.XXX/XXXX XX 0 26,200 No No Ap. 19.244.XXX/XXXX XX 0 13,096 No No Ap. 19.449.XXX/XXXX XX 0 3,900 No No Ap. 19.837.XXX/XXXX XX 0 604,613 No Yes Ap. 21.166.XXX/XXXX XX 0 24,090 No No Ap. 22.875.XXX/XXXX XX 0 200,670 No No Ap. 19.910.XXX/XXXX XX 0 86,090 No No Ap. 20.026.XXX/XXXX XX 0 1,300 No No Ap. 21.403.XXX/XXXX XX 0 8,007 No No Ap. 22.410.XXX/XXXX XX 0 173,193 No Yes Ap. 24.707.XXX/XXXX XX 0 19,900 No No Ap. 25.271.XXX/XXXX XX 0 28,008 No Yes Ap. 20.622.XXX/XXXX XX 0 440,603 No No Ap. 24.569.XXX/XXXX XX 0 97,830 No No Ap. 27.526.XXX/XXXX XX 0 37,846 No Yes Ap. 20.196.XXX/XXXX XX 0 1,544,866 No No Ap. 28.072.XXX/XXXX XX 0 10,400 No No Ap. 22.896.XXX/XXXX XX 0 549,561 No No Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 22.935.XXX/XXXX XX 0 10,500 No No Ap. 24.548.XXX/XXXX XX 0 243,600 No No Ap. 28.271.XXX/XXXX XX 0 53,904 No Yes Ap. 29.522.XXX/XXXX XX 0 359,489 No No Ap. 29.522.XXX/XXXX XX 0 219,946 No No Ap. 29.522.XXX/XXXX XX 0 798,895 No No Ap. 29.522.XXX/XXXX XX 0 95,950 No No Ap. 31.477.XXX/XXXX XX 0 1,650,000 No Yes Ap. 31.528.XXX/XXXX XX 0 90,900 No No Ap. 31.766.XXX/XXXX XX 0 449,103 No No Ap. 34.490.XXX/XXXX XX 0 92,800 No No Ap. 29.522.XXX/XXXX XX 0 1,076,464 No No Ap. 31.751.XXX/XXXX XX 0 213,900 No Yes Ap. 29.522.XXX/XXXX XX 0 3,284,829 No No Ap. 30.450.XXX/XXXX XX 0 6,500 No No Ap. 31.814.XXX/XXXX XX 0 649,100 No No Ap. 05.838.XXX/XXXX XX 0 139,047,051 No No Ap. 05.839.XXX/XXXX XX 0 172,000 No Yes Ap. 05.839.XXX/XXXX XX 0 189,040 No No Ap. 05.986.XXX/XXXX XX 0 11,818,837 No No Ap. 05.839.XXX/XXXX XX 0 322,971 No Yes Ap. 05.987.XXX/XXXX XX 0 1,245,342 No Yes Ap. 05.838.XXX/XXXX XX 0 4,194,500 No No Ap. 05.839.XXX/XXXX XX 0 889,997 No No Ap. 05.839.XXX/XXXX XX 0 321,000 No No Ap. 05.987.XXX/XXXX XX 0 1,183,996 No No Ap. 07.418.XXX/XXXX XX 0 168,689 No No Ap. 07.046.XXX/XXXX XX 0 630,651 No No Ap. 73.232.XXX/XXXX XX 0 4,454,214 No No Ap. 07.377.XXX/XXXX XX 0 578,347 No No Ap. 08.579.XXX/XXXX XX 0 1,716,957 No No Ap. 07.940.XXX/XXXX XX 0 250,300 No No Ap. 08.857.XXX/XXXX XX 0 5,959,488 No No Ap. 08.640.XXX/XXXX XX 0 205,036 No No Ap. 07.889.XXX/XXXX XX 0 171,700 No Yes Ap. 09.094.XXX/XXXX XX 0 17,566 No Yes Ap. 09.299.XXX/XXXX XX 0 8,022,566 No Yes Ap. 09.518.XXX/XXXX XX 0 23,180,593 No No Ap. 97.540.XXX/XXXX XX 0 114,255 No No Ap. 10.539.XXX/XXXX XX 0 59,735 No No Ap. 13.442.XXX/XXXX XX 0 181,892 No No Ap. 19.893.XXX/XXXX XX 0 6,777,200 No No Ap. 29.394.XXX/XXXX XX 0 2,020,749 No No Ap. 29.522.XXX/XXXX XX 0 189,895 No No Ap. 34.401.XXX/XXXX XX 0 1,298,219 No Yes Ap. 05.839.XXX/XXXX XX 0 11,310,526 No No Ap. 05.987.XXX/XXXX XX 0 11,699,611 No No Ap. 06.046.XXX/XXXX XX 0 56,683 No No Ap. 06.239.XXX/XXXX XX 0 1,765,753 No Yes Ap. 06.943.XXX/XXXX XX 0 10,835,150 No No Ap. 07.345.XXX/XXXX XX 0 117,279 No No Ap. 08.639.XXX/XXXX XX 0 782,040 No No Ap. 09.048.XXX/XXXX XX 0 290,838 No No Ap. 97.540.XXX/XXXX XX 0 4,656,556 No Yes Ap. 05.449.XXX/XXXX XX 0 230,640 Abs. Yes Ap. 05.480.XXX/XXXX XX 0 3,064,890 Abs. Yes Ap. 05.839.XXX/XXXX XX 0 1,444,826 Abs. Abs. Abs. 05.839.XXX/XXXX XX 0 2,695 Abs. Yes Ap. 05.839.XXX/XXXX XX 0 12,600 Abs. Yes Ap. 05.839.XXX/XXXX XX 0 107,253 Abs. Yes Ap. 05.840.XXX/XXXX XX 0 414,387 Abs. Yes Ap. 05.987.XXX/XXXX XX 0 4,338,288 Abs. Yes Ap. 05.987.XXX/XXXX XX 0 3,316,135 Abs. Yes Ap. 05.987.XXX/XXXX XX 0 58,386 Abs. Abs. Ap. 05.988.XXX/XXXX XX 0 1,181,009 Abs. Abs. Abs. 07.345.XXX/XXXX XX 0 6,100 Abs. Yes Ap. 07.392.XXX/XXXX XX 0 320,000 Abs. Yes Ap. 07.496.XXX/XXXX XX 0 44,378 Abs. Yes Ap. 08.275.XXX/XXXX XX 0 174,377 Abs. Yes Ap. 08.520.XXX/XXXX XX 0 7,982 Abs. Yes Ap. 08.548.XXX/XXXX XX 0 399,500 Abs. Yes Ap. 09.116.XXX/XXXX XX 0 61,155 Abs. Yes Ap. 09.163.XXX/XXXX XX 0 5,974,191 Abs. Abs. Ap. 09.286.XXX/XXXX XX 0 1,473,050 Abs. Yes Ap. 09.841.XXX/XXXX XX 0 51,890 Abs. Yes Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 10.378.XXX/XXXX XX 0 782,017 Abs. Yes Ap. 10.378.XXX/XXXX XX 0 226,781 Abs. Yes Ap. 10.381.XXX/XXXX XX 0 9,977 Abs. Yes Ap. 10.553.XXX/XXXX XX 0 1,226,913 Abs. Yes Ap. 10.678.XXX/XXXX XX 0 11,463 Abs. Yes Ap. 11.132.XXX/XXXX XX 0 352,585 Abs. Yes Ap. 11.435.XXX/XXXX XX 0 831,051 Abs. Yes Ap. 11.811.XXX/XXXX XX 0 3,641,050 Abs. Yes Ap. 11.847.XXX/XXXX XX 0 1,287,084 Abs. Yes Ap. 12.068.XXX/XXXX XX 0 140,800 Abs. Yes Ap. 12.458.XXX/XXXX XX 0 2,540 Abs. Yes Ap. 13.562.XXX/XXXX XX 0 272,672 Abs. Yes Ap. 14.240.XXX/XXXX XX 0 173,550 Abs. Yes Ap. 14.265.XXX/XXXX XX 0 105,191 Abs. Yes Ap. 15.248.XXX/XXXX XX 0 787,581 Abs. Abs. Abs. 15.265.XXX/XXXX XX 0 224,180 Abs. Yes Ap. 16.990.XXX/XXXX XX 0 175,181 Abs. Yes Ap. 16.997.XXX/XXXX XX 0 373,900 Abs. Yes Ap. 17.036.XXX/XXXX XX 0 176,895 Abs. Yes Ap. 17.839.XXX/XXXX XX 0 33,800 Abs. Yes Ap. 19.530.XXX/XXXX XX 0 59,248 Abs. Yes Ap. 19.893.XXX/XXXX XX 0 91,124 Abs. Yes Ap. 20.065.XXX/XXXX XX 0 565,047 Abs. Yes Ap. 20.270.XXX/XXXX XX 0 214,155 Abs. Abs. Ap. 20.322.XXX/XXXX XX 0 2,081,608 Abs. Yes Ap. 20.796.XXX/XXXX XX 0 402,486 Abs. Yes Ap. 21.086.XXX/XXXX XX 0 950 Abs. Yes Ap. 23.020.XXX/XXXX XX 0 167,767 Abs. Yes Ap. 23.516.XXX/XXXX XX 0 456,638 Abs. Yes Ap. 23.840.XXX/XXXX XX 0 34,670 Abs. Yes Ap. 24.917.XXX/XXXX XX 0 7,105 Abs. Yes Ap. 26.264.XXX/XXXX XX 0 50,500 Abs. Yes Ap. 26.784.XXX/XXXX XX 0 17,200 Abs. Yes Ap. 27.222.XXX/XXXX XX 0 55,091 Abs. Yes Ap. 27.289.XXX/XXXX XX 0 117,200 Abs. Yes Ap. 30.515.XXX/XXXX XX 0 1,200 Abs. Yes Ap. 30.855.XXX/XXXX XX 0 228,265 Abs. Yes Ap. 31.128.XXX/XXXX XX 0 5,818,563 Abs. Yes Ap. 31.128.XXX/XXXX XX 0 914,323 Abs. Yes Ap. 31.322.XXX/XXXX XX 0 2,278,300 Abs. Yes Ap. 31.669.XXX/XXXX XX 0 258,300 Abs. Yes Ap. 31.914.XXX/XXXX XX 0 1,646,409 Abs. Yes Ap. 32.358.XXX/XXXX XX 0 482,242 Abs. Yes Ap. 32.497.XXX/XXXX XX 0 3,900 Abs. Yes Ap. 33.020.XXX/XXXX XX 0 85,800 Abs. Yes Ap. 33.047.XXX/XXXX XX 0 450,200 Abs. Abs. Ap. 33.754.XXX/XXXX XX 0 124,865,236 Abs. Abs. Ap. 33.814.XXX/XXXX XX 0 26,000 Abs. Abs. Ap. 34.357.XXX/XXXX XX 0 10,000 Abs. Yes Ap. 34.887.XXX/XXXX XX 0 730,200 Abs. Abs. Ap. 35.450.XXX/XXXX XX 0 707,000 Abs. Yes Ap. 35.595.XXX/XXXX XX 0 10,000 Abs. Abs. Ap. 97.523.XXX/XXXX XX 0 121,100 Abs. Yes Ap. 97.539.XXX/XXXX XX 0 38,133 Abs. Yes Ap. 97.539.XXX/XXXX XX 0 1,853,580 Abs. Yes Ap. 97.539.XXX/XXXX XX 0 147,656 Abs. Yes Ap. 97.539.XXX/XXXX XX 0 18,367 Abs. Yes Ap. 97.539.XXX/XXXX XX 0 489,190 Abs. Abs. Ap. 09.605.XXX/XXXX XX 0 299,700 Abs. Abs. Ap. 09.005.XXX/XXXX XX 0 263,100 Abs. Abs. Ap. 08.973.XXX/XXXX XX 0 278,600 Abs. Abs. Ap. 08.973.XXX/XXXX XX 0 678,040 Abs. Abs. Ap. 08.973.XXX/XXXX XX 0 1,344,396 Abs. Abs. Ap. 08.039.XXX/XXXX XX 0 105,500 Abs. Abs. Ap. 08.038.XXX/XXXX XX 0 58,700 Abs. Abs. Ap. 07.593.XXX/XXXX XX 0 7,993,573 Abs. Abs. Ap. 07.098.XXX/XXXX XX 0 48,600 Abs. Abs. Ap. 33.843.XXX/XXXX XX 0 937,700 Abs. Abs. Ap. 33.611.XXX/XXXX XX 0 2,100 Abs. Abs. Ap. 33.570.XXX/XXXX XX 0 61,300 Abs. Abs. Ap. 30.530.XXX/XXXX XX 0 747,400 Abs. Abs. Ap. 29.941.XXX/XXXX XX 0 100,400 Abs. Abs. Ap. 29.258.XXX/XXXX XX 0 843,400 Abs. Abs. Ap. 26.764.XXX/XXXX XX 0 194,200 Abs. Abs. Ap. 02.231.XXX/XXXX XX 0 8,160 Abs. Abs. Ap. 19.160.XXX/XXXX XX 0 256,100 Abs. Abs. Ap. 18.324.XXX/XXXX XX 0 1,565,200 Abs. Abs. Ap.

CPF/CNPJ Balance of Common Shares Balance Preferred Shares Deliberations 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 18.270.XXX/XXXX XX 0 60,300 Abs. Abs. Ap. 17.817.XXX/XXXX XX 0 36,785 Abs. Abs. Ap. 14.628.XXX/XXXX XX 0 1,154,726 Abs. Abs. Ap. 14.091.XXX/XXXX XX 0 6,729 Abs. Abs. Ap. 13.998.XXX/XXXX XX 0 86,170 Abs. Abs. Ap. 12.586.XXX/XXXX XX 0 123,000 Abs. Abs. Ap. 10.418.XXX/XXXX XX 0 94,300 Abs. Abs. Ap. 10.392.XXX/XXXX XX 0 92,550 Abs. Abs. Ap. 10.214.XXX/XXXX XX 0 831,815 Abs. Abs. Ap. 14.713.XXX/XXXX XX 0 5,694,036 Abs. Abs. Abs. 09.013.XXX/XXXX XX 0 788,745 Abs. Abs. Abs. 51.990.XXX/XXXX XX 0 4,064,452 Abs. Abs. Abs. 71.739.XXX/XXXX XX 0 8,300 Abs. Abs. Abs. 00.463.XXX/XXXX XX 0 84,764 Abs. Abs. Abs. 03.660.XXX/XXXX XX 0 2,504,257 Abs. Abs. Abs. 30.447.XXX/XXXX XX 0 349,713 Abs. Abs. Abs. 24.752.XXX/XXXX XX 0 3,864,827 Abs. Abs. Abs. 96.498.XXX/XXXX XX 0 131,804 Abs. Abs. Abs. 15.694.XXX/XXXX XX 0 173,127 Abs. Abs. Abs. 20.861.XXX/XXXX XX 0 37,300 Abs. Abs. 24.623.XXX/XXXX XX 0 33,300 Abs. Abs. 14.213.XXX/XXXX XX 0 1,164,000 Abs. Abs. 12.987.XXX/XXXX XX 0 717,400 Abs. Abs. 14.623.XXX/XXXX XX 50,300 0 Ap. Ap. 33.814.XXX/XXXX XX 4,800 58,100 Ap. Ap. 10.916.XXX/XXXX XX 706,517 6,474,107 Rej. Rej. 28.394.XXX/XXXX XX 5,700 144,200 Rej. Rej. 33.580.XXX/XXXX XX 79,600 1,000,626 Rej. Rej. 07.418.XXX/XXXX XX 52,750 2,613,270 Rej. Rej. 07.140.XXX/XXXX XX 10,345 120,515 Rej. Rej. 97.539.XXX/XXXX XX 12,526 764,090 Rej. Rej. Description: Ordinary agenda 1) Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2019 2) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoes com investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en 3) Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the board of directors by candidate Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs) 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Fábio Colletti Barbosa (Independent member) 5.4) Frederico Trajano Inácio (Independent member) 5.5) Gustavo Jorge Laboissière Loyola (Independent member) 5.6) João Moreira Salles 5.7) José Galló (Independent member) 5.8) Marco Ambrogio Crespi Bonomi (Independent member) 5.9) Pedro Luiz Bodin de Moraes (Independent member) 5.10) Pedro Moreira Salles 5.11) Ricardo Villela Marino 5.12) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.] 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Fábio Colletti Barbosa (Independent member) 7.4) Frederico Trajano Inácio (Independent member) 7.5) Gustavo Jorge Laboissière Loyola (Independent member) 7.6) João Moreira Salles 7.7) José Galló (Independent member) 7.8) Marco Ambrogio Crespi Bonomi (Independent member) 7.9) Pedro Luiz Bodin de Moraes (Independent member) 7.10) Pedro Moreira Salles 7.11) Ricardo Villela Marino 7.12) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the fiscal council by candidate Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election) 12.1) Alkimar Ribeiro Moura (effective) / João Costa (alternate) 12.2) José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (alternate) 13) Separate election of the fiscal council Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights without voting or restricted voting rights 14) Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$380,000,000.00 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council Extraordinary agenda 16) Amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company take out civil liability insurance (D&O) or entering into an indemnity contract in favor of its directors and officers 17) Consolidate the Bylaws, with the amendments mentioned above (*) This refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders’ Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76. Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo SP, May 8, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations